December 6, 2019

Jason Black
President and Chief Executive Officer
Canamed4Pets, Inc.
320 Santana Drive, #C
Cloverdale, CA 95425

       Re: Canamed4Pets, Inc.
           Amendment No. 1 to Offering Statement on Form 1-A
           Filed October 21, 2019
           File No. 024-11101

Dear Mr. Black:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 15, 2019 letter.

Amendment No. 1 to Offering Statement on Form 1-A filed November 25, 2019

Risk Factors
Because directors and officers currently and for the foreseeable future will continue to control
Canamed4Pets, Inc., page 10

1. We note your response to comment 1, and reissue such comment because you did not revise your risk factor disclosure. Please revise this risk factor disclosure to reflect the conversion and voting rights of the outstanding preferred stock held by Mr. Black.
Cannabis remains illegal under Federal law, page 12

2. We note your revised disclosure in response to our prior comment 2 regarding the guidance issued by the Department of Justice to federal prosecutors on January 4, 2018.
 Jason Black
Canamed4Pets, Inc.
December 6, 2019
Page 2
      However, such disclosure does not appear to be consistent with the guidance issued by former Attorney General Jeff Sessions to United States Attorneys regarding marijuana enforcement on January 4, 2018. Please revise your risk factor and your disclosure under
      "Federal Government Regulations" on page 24 to discuss such guidance, including the rescission of the Cole Memorandum. If material and applicable to your existing or proposed business, also update your disclosure to reflect any risks or effects of the
      Agriculture Improvement Act of 2018 and state regulations related to the cultivation, processing, marketing and sale of hemp.
Signatures, page 38

3. In addition to the signatures provided, please ensure that the amended 1-A is signed on behalf of the issuer.
Exhibits

4. We note your response to our comment 6 and re-issue it, in part. Your legal opinion indicates that it "is strictly limited to matters of Nevada corporation law" and does not express an opinion on the law of any state other than Nevada despite your status as a
      Wyoming corporation. Please submit a revised legal opinion to address this issue.
General

5. Please revise to provide an update on your planned name change from Canamed4Pets,
      Inc. In that regard, we note the statement in the response letter that FINRA has not approved the name change and it is being cancelled.
        You may contact Lily Dang, Staff Accountant, at (202) 551-3867 or Karl Hiller,
Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Laura Nicholson, Special Counsel, at
(202) 551-3584 with
any other questions.



                                                             Sincerely,
FirstName LastNameJason Black
                                                             Division of
Corporation Finance
Comapany NameCanamed4Pets, Inc.
                                                             Office of Energy &
Transportation
December 6, 2019 Page 2
cc:       John Lux
FirstName LastName